Form 10-C

                       Securities and Exchange Commission
                              Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  UNITED CAROLINA BANCSHARES
                                               CORPORATION

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  127 W. WEBSTER STREET,
                                         WHITEVILLE, NC 28472

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (910)642-5131

I. Change in Number of Shares Outstanding
   Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  Common Stock, par value $4.00 per share

2. Number of shares outstanding before the change:  14,768,740

3. Number of shares outstanding after the change:  22,571,751

4. Effective date of change:  January 31, 1996

5. Method of change: Direct exchange (merger) and issuance (stock dividend)

   Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger and stock dividend

   Give brief description of transaction: On 1/25/96, issuer and its bank subsidiary, United Carolina Bank, consummated the acquisition by merger of Seaboard Savings Bank, SSB. 279,094 net shares of issuer's Common Stock were directly exchanged for Seaboard's outstanding stock. On 1/17/96, issuer's Board of Directors declared a 3 for 2 stock dividend payable 2/7/96 to shareholders of record 1/31/96.


II. Change in Name of Issuer

1. Name prior to change: N/A

2. Name after change:  N/A

3. Effective date of charter amendment changing name:  N/A

4. Date of shareholder approval of change, if required:  N/A


February 1, 1996                         s/Howard V. Hudson
                                         -----------------------------
                                         General Counsel and Secretary